UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of January, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated January 2, 2008	3-4
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	Cameco Corporation
	By:	“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Announces Rabbit Lake Mine Back in Production
Saskatoon, Saskatchewan, Canada, January 2, 2008   .   .   .   .   .   .   .   .   .   .   .   .   .   .
Cameco Corporation announced today its Rabbit Lake operation has resumed normal mining activities, well ahead of schedule, after sealing off the source of the water inflow.
In late November 2007, Cameco’s Rabbit Lake underground mine experienced increased water inflow and mining was suspended. Cameco constructed and poured four concrete bulkheads in the first two weeks following the start of this event and has since been grout sealing these bulkheads and the surrounding rock while waiting for the concrete to cure.
At the same time, the site crews were determined to locate the source of the water inflow and seal it permanently. An old exploration drill hole was identified as the potential source early on and Cameco used various techniques to locate and verify it. Site crews confirmed the source of the mine water inflow by injecting a dye into the drill hole. Then they successfully plugged the hole by installing an inflatable packer in the hole. Mining activities were then able to resume. Cameco will install a permanent plug and grout a substantial length of the drill hole with cement to replace the inflatable packer in the next couple of weeks.
We are also currently carrying out a grout sealing procedure on all four bulkheads. We continue to complete the bulkhead installation, primarily as a precautionary measure, since plugging of the exploration drill hole has effectively stopped the source of the increased water inflow and will therefore be the main solution.
“Cameco employees attacked the inflow in two different ways and their success in staunching the water well ahead of schedule is a testament to their dedication, expertise and innovative thinking,” said Jerry Grandey, Cameco’s president and CEO. “All of this was done with full attention to risk evaluation and personnel safety.”
We will provide the 2008 production estimate for Rabbit Lake when we issue our year end financial results.
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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Investor and media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

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